Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

April 17, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:        Kingstone Companies, Inc.
Registration Statement on Form S-3
Filed April 5, 2024
File No. 333-278539

To whom it may concern:

On behalf of Kingstone Companies, Inc. (the “Company”), we are submitting this letter in response to a comment from the Staff of the Commission with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on April 5, 2024 (the “Registration Statement”).  The purpose of this letter is to acknowledge the Staff’s comment relating to Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 (the “Form T-1”) and confirm to the Staff that, if the Company proceeds with a debt issuance under the Registration Statement, the Company will designate the trustees for the indenture on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, by separately filing the Form T-1 under the electronic form type “305B2.”

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions related to this letter, please contact our counsel, Fred Skolnik, Certilman Balin Adler & Hyman, LLP at (516) 296-7048.

Very truly yours,

/s/ Meryl S. Golden
Meryl S. Golden
Chief Executive Officer and President